EXHIBIT 99.1

Coastal.com Announces Fiscal 2013 Financial Results

  Total sales increased $22 million or 11% to $218 million
  Glasses sales increased 21% to $58 million
  Glasses Average Order Value increased 34% to $77
  Returning glasses order values increased 41% to $141
  Contact lens sales increased 8% to $160 million
  48th consecutive quarter of year-over-year revenue growth

VANCOUVER, British Columbia, Jan. 21, 2014 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal.com" or "the Company") (Nasdaq:COA) (TSX:COA), the leading global manufacturer and digital retailer of high-quality glasses and contact lenses today announced financial results for the fourth fiscal quarter and fiscal year ended October 31, 2013.

"Coastal.com had an extremely productive year in 2013 as we continue to lead the industry change towards a new and better way to buy eyewear," said Roger Hardy, founder and CEO. "Our contact lens business continued to show strength, growing organically 8% to approximately $160 million in sales with consistent EBITDA margins. The eyeglasses category had a number of highlights, growing revenues 21% to $58 million, with a strong focus on increased average order size from returning customers.

Looking forward, Coastal.com's focus is to provide our customers with the best service in the eyewear category. We constantly survey our customers around the world and are pleased to report that we routinely enjoy industry leading Net Promoter Scores. Having unbeatable customer service positions Coastal.com well for the secular shift that is occurring as consumers increasingly use the Internet to search for and purchase eyewear. Our experience tells us that delivering a great experience to consumers will inspire them to return again and again in coming years.

A key development this year was the establishment of our U.S. manufacturing and distribution facility designed to extend our unique offering and customer experience for U.S. customers. We intend to continue expanding our eyeglasses business in a number of ways including direct to consumer marketing, retail stores and showrooms, partnership opportunities such as the recent agreement announced with Overstock.com and through co-branded partnerships with leading managed care organizations.

Coastal.com has been investing to build the leading eyewear platform on the Internet. With more than two million unique eyeglasses customers served, we are well positioned to continue our growth as the leading global provider of glasses and contact lenses online."

Total sales for the fiscal year increased 11% to $217.6 million. Net loss, totaled $15.9 million, or ($0.52) per basic and diluted share. Non-IFRS adjusted EBITDA for the year totaled a loss of $9.9 million.

Fiscal 2013 Financial Highlights

  Sales grew $22 million to $217.6 million, an 11% year-over-year increase.
  Gross profit was $90.9 million or 42% of sales compared with $84.5 million or 43% during the same period in 2012, primarily attributable to the expansion of our North American glasses infrastructure.
  Fulfillment expenses improved to $20.3 million or 9% of sales compared to $19.2 million or 10% of sales during the same period in 2012.
  General and administrative expenses improved to $22.5 million or 10% of sales compared to $20.9 million or 11% of sales during the same period in 2012.
  Selling and marketing expenses were $63.2 million or 29% of sales compared with $47.9 or 25% of sales during the same period in 2012.
  Cash and equivalents were $22.4 million compared with $19.2 million at October 31, 2012.

Glasses Business for fiscal 2013

  Sales totaled $57.8 million, a 21% year-over-year increase.
  Shipped 892,723 frames during the fiscal year.
  Average order value increased 34% to $77.
  Gross profit was $26 million or 45% of sales.
  USA returning glasses customer average order sizes increased 96% to $142 during the fourth quarter.
  Canada returning glasses customer average order value increased 35% to $174 during the fourth quarter.

Contact Lens Business for fiscal 2013

  Sales totaled $159.8 million, growing $12 million or 8% over the same period in 2012.
  Contact lens sales in North America grew 13% over the same period in 2012.
  Contact lens sales in Europe grew 9% over the same period in 2012.
  Gross margins for contact lenses were 41% of sales compared with 42% of sales during the same period in 2012.
  Contact lens category generated approximately 10% Adjusted EBITDA margins reduced from 12% over the same period in 2012 owing to currency exchange fluctuations in Japan.
  Approximately 80% of our contact lens revenues and orders were derived from repeat customers.
  Average order value was $113 compared to $107 in the same period in 2012.
  Splash™, our proprietary brand of contact lenses comprised 5% of contact lens unit sales during the quarter.

Q4, 2013 Financial Highlights

  Sales totaled $53.4 million a 5% increase over the same period in 2012.
  Contact lens sales were $39.5 million.
  Glasses sales were $13.9 million.
  Coastal.com exclusive brands represented 53% of frames shipped during the fourth quarter.
  Glasses average order value increased 52% to $95 for the period.
  Returning glasses customer order value increased 49% from $111 to $165 for the period.
  Gross profit was $23.6 million or 44% of sales compared with $23.3 million or 46% of sales during the same period in 2012.
  Adjusted EBITDA was a loss of $0.8 million compared with a loss of $0.4 million during the same period in 2012.
  Net loss totaled $2.9 million for the period compared with a loss of $2.6 million during the same period in 2012.
COASTAL CONTACTS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(CAD $000's)

	October 31	October 31
	2013	2012

ASSETS
Current assets
Cash and cash equivalents	$ 22,374	$ 19,153
Trade and other receivables	7,059	6,681
Inventories	28,994	25,435
Prepaid expenses	2,596	2,250
Total current assets	61,023	53,519
Non-current assets
Property, equipment and leasehold improvements	10,545	9,887
Intangible assets	12,872	11,376
Goodwill	8,820	8,322
Total non-current assets	32,237	29,585
TOTAL ASSETS	$ 93,260	$ 83,104

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade and other payables	$ 43,390	$ 40,144
Provisions	1,911	1,284
Income taxes payable	446	839
Finance lease obligations	1,010	101
Loans	4,030	5,015
Other current liabilities	284	3,210
Total current liabilities	51,071	50,593
Non-current liabilities
Other long-term liabilities	228	270
Finance lease obligations	1,104	457
Loans	2,431	--
Deferred tax liabilities	2,590	2,905
Total non-current liabilities	6,353	3,632
Total liabilities	57,424	54,225

Shareholders' equity
Share capital	63,913	42,501
Share-based payments reserve	3,587	3,395
Accumulated other comprehensive income (loss)	1,160	(137)
Deficit	(32,824)	(16,880)
Total shareholders' equity	35,836	28,879
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 93,260	$ 83,104

COASTAL CONTACTS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(CAD $000's)

For the years ended October 31	2013	2012

Sales	$ 217,550	$ 196,085
Cost of sales	126,659	111,558
Gross profit	90,891	84,527

Fulfillment	20,258	19,167
Selling and marketing	63,160	47,927
General and administration	22,452	20,926
Results from operating activities	(14,979)	(3,493)

Financing costs	1,151	825

Loss before income taxes	(16,130)	(4,318)

Income tax expense - current	330	927
Income tax recovery - deferred	(516)	(367)
Net income tax expense (recovery)	(186)	560

Net loss for the year	(15,944)	(4,878)

Other comprehensive income (loss)
Foreign currency translation differences	1,297	(509)
Total comprehensive loss for the year	$ (14,647)	$ (5,387)

Basic and diluted loss per share	$ (0.52)	$ (0.17)

Weighted average number of common shares outstanding - basic and diluted	30,836,772	28,290,127

Coastal.com will host a conference call to review the financial results and Company operations on Tuesday, January 21, 2014 at 12:00pm (noon) ET. Participating in the call will be Roger Hardy, Founder and CEO, Gary Collins, President and Nick Bozikis, CFO.

To attend the call, participants may dial:

North American Toll Free: 1-877-941-1427

To listen live via your PC and view the presentation, log into http://public.viavid.com/index.php?id=107345.

The link can also be accessed at www.Coastal.com under the investor relations tab.

A replay of the call will be available for 7 days. To access the replay, listeners may dial:

Local/International: 1-877-870-5176
Passcode: 4659067

The following selected financial information is qualified in its entirety by, and should be read in conjunction with our audited consolidated financial statements for the fiscal year ended October 31, 2013 and accompanying notes and Management's Discussion and Analysis which may be viewed on SEDAR at www.sedar.com and EDGAR at http://www.sec.gov/edgar/searchedgar/webusers.htm

Coastal.com's risks and uncertainties are discussed in detail in the Company's Annual Information Form dated January 21, 2014 which is also available on SEDAR and EDGAR.

Adjusted EBITDA as referenced in this news release is a Non-IFRS measure and is defined as earnings (loss) before interest, taxes, depreciation and amortization, share based compensation, listing and financing costs and restructuring charges. See "Supplemental Non-IFRS Measures" herein.

The following table provides a reconciliation of net earnings (loss) to adjusted EBITDA:

	For the twelve months ended October 31
($000's)	2013	2012	2011

Net loss	(15,944)	(4,878)	(5,305)
Depreciation and amortization	4,234	2,920	2,825
Interest expense, net	437	517	275
Income tax expense (recovery)	(186)	560	(59)
Share-based payments expense	839	967	823
Foreign exchange loss (gain)	714	308	(151)
Restructuring, listing and management change costs	--	987	2,335
Adjusted EBITDA	(9,906)	1,381	743

Supplemental Non-IFRS Measures

Coastal.com reports its results in accordance with IFRS, however, it presents Adjusted EBITDA and the number of orders shipped in our filings because the Company believes our investors use these figures to make investment decisions about us.

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis. Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, foreign exchange, depreciation and amortization, restructuring cost and share-based payments expense.

New orders, reorders, shipped orders and active customers are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. New orders are orders shipped to new customers, net of returns. Reorders are orders shipped to returning customers, net of returns. Active customers are customers who have placed an order with us in the last 24 months.

About Coastal.com

Coastal.com is the leading manufacturer and online retailer of eyewear products offered through a family of world class websites.  Established in 2000, the Coastal.com family of brands offers an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to make the process simple, either on-line or at one of our retail showrooms, so our customers can see everything life has to offer. For more information about Coastal.com (Nasdaq:COA), visit www.coastal.com.

Cautionary Note Regarding Forward-Looking Statements

All statements made in the News Release which are not current statements or historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" as defined in Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, and the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "goal", "target", "should", "likely", "potential", "continue", "project", "forecast", "prospects", and similar expressions typically are used to identify forward-looking information and statements. Examples of such forward-looking information and statements within this News Release include information and statements relating to: Coastal.com's perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which Coastal.com does business; Coastal.com's anticipated ability to procure products and supplies, or the terms under which it may procure its products and supplies; Coastal.com's anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; Coastal.com's ability to increase production; Coastal.com's capital expenditure plans; the results of further investments in Coastal.com's retail brands; Coastal.com's relationships with suppliers; Coastal.com's anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; Coastal.com's perceptions regarding volatility in and impact of foreign currency exchange rates; the effect of the current economic climate on Coastal.com's business and consumer behavior; and Coastal.com's ability to address challenges and opportunities resulting from current economic conditions.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about Coastal.com's business and the industry and markets in which it operates. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying Coastal.com's expectations regarding forward-looking information and statements contained within this News Release include, among others: that Coastal.com will maintain its position in the markets it operates in and expand into other markets in a favourable manner; that Coastal.com will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that Coastal.com will be able to generate and maintain sufficient cash flows to support its operations; that Coastal.com will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which it operates; that Coastal will be able to establish and/or maintain necessary relationships with suppliers; and that Coastal.com will retain key personnel. The foregoing list of assumptions is not exhaustive.

You are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond Coastal.com's control, that could cause Coastal.com's actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information. These factors include, but are not limited to changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal.com's ability to implement its business strategies; competition from traditional and online retailers; limited suppliers; limited availability of inventory; disruption in Coastal's distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for contact lenses, eyeglasses and related vision care products; the risk that Coastal.com will not be successful in defending against litigation; dependence on the Internet; and the other risks detailed in Coastal.com's filings with the Canadian securities regulatory authorities.

You should not place undue reliance on forward-looking information and statements which are qualified in their entirety by this cautionary note.

Forward-looking information and statements in this news release are made as of the date hereof and Coastal.com expressly disclaims any intent or obligation to update such forward-looking information or statements, unless Coastal.com specifically states otherwise or as required by applicable law.

For a complete discussion of the assumptions, risks and uncertainties related to Coastal.com's business, you are encouraged to review Coastal.com's filings with the Canadian securities regulatory authorities filed on SEDAR at http://www.sedar.com.

CONTACT: For Further Information:

         Terry Vanderkruyk
         Chief, Corporate Development
         Coastal.com
         604.676.4498
         terryv@coastal.com

         or

         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com